

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Xianfeng Yang
Chief Executive Officer
BIT Mining Limited
Units 813&815, Level 8, Core F, Cyberport 3
100 Cyberport Road
Hong Kong

Re: BIT Mining Limited
Amendment No. 8 to Registration Statement on Form F-3
Filed April 8, 2022
File No. 333-258329

Dear Mr. Yang:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 8 to Registration Statement on Form S-3

Cover Page

1.   Please revise your disclosure that you do not have revenue-generating operations in China to clarify that you have been growing your operations in Hong Kong and that you have cryptocurrency mining data centers in Hong Kong. Also, revise your disclosure on page 1 to remove the exclusion of Taiwan, Hong Kong and Macau from the definition of the PRC and China.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ke Li, Esq.